May 5, 2005

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

RE:	SEC Comment Letter dated April 22, 2005
Related to Adams Resources & Energy, Inc.
Form 10-K for the fiscal year ended December 31, 2004

File No. 1-7908

Dear Mr. Schwall:

This letter responds to the comments Adams Resources & Energy, Inc. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC” of the “Commission”) by letter dated April 22, 2005.

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC Staff.

Our responses utilize the same captions contained in the April 22, 2005 letter, and are numbered to correspond to the numbers assigned in your letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text.

Note 1 - Significant Accounting Policies, page 16

SEC Comment:

Property and Equipment

1.
We note your capitalization policy stating that exploratory drilling costs are capitalized “…until the properties are evaluated and determined to be either productive or nonproductive.” Please expand your disclosures to include total suspended drilling costs, as of each balance sheet date, and the amount of such costs that are associated with (i) wells in areas requiring a major capital expenditure before production could begin, where additional drilling efforts are not underway or firmly planned for the near future, and (ii) wells in areas not requiring a major capital expenditure before production could begin, where more than one year has elapsed since the completion of drilling.

To the extent you have material suspended well costs, please provide corresponding disclosures explaining why the delay in characterizing your reserves as proved reserves was unavoidable; include the dates that your exploratory drilling efforts were completed. Your disclosures should convey the status of the significant properties or projects involved, including the anticipated timing of when you expect to be able to determine whether or not proved reserves have been found. Refer to the February 11, 2005 Industry Letter on our website at www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm, and the guidance in FSP FAS 19-1, for further clarification.

Response:

We understand from reading the above “guidance” that the term “suspended drilling costs” refers to capitalized exploratory drilling cost where more than 12 months has or will expire before such underlying wells are brought on production. To date, we had no such items.

  With the exception of a minor interest in certain close-in Gulf of Mexico producing properties, all of our drilling operations are conducted onshore in the traditional productive areas of the United States. With rare exception, the time frame from the spudding of a well to placing such well on production is less than seven months. For instance, at year-end 2004, we had one exploratory well where drilling was in progress and such well was successfully placed on production in the first quarter of 2005. Similarly, at year-end 2003 we also had one exploratory well in progress and that well was placed on production in the first quarter of 2004. The capitalized exploratory costs associated with these wells were $570,000 and $78,000 as of December 31, 2004 and 2003, respectively. Since each of these wells was determined to be productive prior to our report date, we did not view this item as a material disclosure. However, in future filings, we will make an affirmative statement about the status of suspended drilling cost (or lack thereof) as of a given report date. Such disclosure might read as follows, “As of December 31, 2004 and 2003 the Company had no unevaluated or suspended exploratory drilling costs”.

Note 11 - Marketing Joint Venture, page 22

SEC Comment:

2.
We note your disclosure describing your settlement with your former co-venture partner, Williams-Gulfmark Energy, resulting in the gain of $1,476,000 that you indicate was recorded as an offset to cost of sales. We understand that you received accounts receivable of the joint venture as part of the arrangement, although you were also required to pay $350,000 and assume all future obligations of the joint venture.

Please expand your disclosure to quantify the amounts assigned to each element of your arrangement. It should be clear how you were able to realize a gain on settlement of what would seemingly have been an additional cost, based on the claim you described. Also, since you have no account labeled cost of sales on page 13, replace your reference to cost of sales with the line item reflecting the adjustment identified.

Finally, tell us how you determined it was appropriate to recognize a gain in the fourth quarter of 2004, rather than restate your financial results of prior periods, given your disclosure indicating the disputed amount of $11.6 million related to activity for the period from May 2000 through October 2001.

Response:

Your comment letter asks how we “determined it was appropriate to recognize a gain in the fourth quarter of 2004, rather than restate your financial results of prior periods”. First, it is important to note that the gain was recorded in the third quarter of 2004, as disclosed in our third quarter 2004 form 10-Q filing. The gain was recorded in the third quarter of 2004 because the dispute was settled on July 14, 2004. As to why we recorded the gain in 2004 rather than restating prior period results, we present the following background information.

--Discussion of net cash flows to the venture participants.

The joint venture operated from May 2000 through October 2001. During its period of existence, certain items of cash cleared through the joint venture and into our bank account and certain items of cash cleared through the joint venture and into the co-participant’s bank account. The venture maintained no cash balances of its own. To the extent we either received or paid cash to the venture (other than a distribution of earnings), our books and records reflected either a receivable from or a payable to the venture. The similar situation held true for our venture co-participant. During the course of the joint venture, we generally experienced greater positive cash flow than did our co-venture participant. Thus as of June 30, 2004 we had $3,390,847 of excess cash collected that was theoretically owed to the co-venture participant pursuant to the joint venture agreement.

--Discussion of joint venture dissolution fee.

As discussed in footnote 11 to our financial statements, beginning in November 2001, we were to earn a per barrel fee from the co-participant based on barrels of crude oil purchased by the co-participant in the offshore Gulf of Mexico region. Also as noted, beginning in February 2002, the co-participant refused to pay the fee. The purpose of the fee was to compensate us for the co-participant assuming Gulf of Mexico business originally developed by us. Since administering this business was a new endeavor for the co-participant, during the period from November 2001 through June 2002, our personnel accounted for and maintained a substantial portion of their books and records associated with the Gulf of Mexico activity. Although the co-participant stopped paying the fee in February 2002, we continued to accrue fee income through June 2002. The reason we were able to continue to accrue the monthly fee income was because (1) we were holding over $3 million in excess cash which assured collection of the fee receivable and (2) we knew the amount to accrue because we were performing bookkeeping services for the co-participant and thus knew the monthly volume of crude oil continuing to be purchased in the Gulf of Mexico. As of June 30, 2002 we had accrued a $1,795,696 receivable for fees due.

As a result of financial difficulties being experienced by the co-participant, during mid-2002, the co-participant announced its intention to fully exit the crude oil and other commodity marketing businesses. The co-participant began an orderly shut down of the Gulf of Mexico business, which we believe was fully completed before year-end 2002. Beginning in July 2002, we stopped accruing fee income. We made this change because (1) we were no longer performing bookkeeping services for the co-participant and thus had no way to calculate the amount of the fee, (2) the fee was totally contingent on the co-participant continuing to purchase crude oil, which we suspected was declining rapidly as their business wound down and, (3) their financial difficulties and threats to sue us over the joint venture could put collection of additional accounts receivable in doubt.

--The lawsuit

When the co-participant refused to pay our fee, we ceased any attempt to settle up cash balances. We believe the co-participant sued for the $11.6 million figure as a way to open negotiations toward a final settlement between the parties. While we were never provided with a sufficient accounting of the crude oil purchase volumes during the period from July 2002 through December 2002, we suspect that such amount was not particularly significant. We also suspect that one of the primary motivations behind the suit was to get a clean break from the venture, which the co-participant achieved by our agreeing to absorb any liabilities. The final settlement was simply a negotiated amount with both sides having imperfect information. Had the co-participant not filed suit and simply paid our fee as invoiced, we would have remitted to the co-participant its full share of the net cash flow. In such event, the $1,476,781 gain would have never materialized. To record any gain prior to July of 2004 would have required us to record a contingent asset in violation of GAAP.

--Timing for recognition of the gain.

During the 2000 and 2001 period when the venture was operational, we properly accrued a liability for the excess cash flow received by us. During 2002, we properly accrued fee income based on the facts and circumstance at the time. During 2003 no events occurred to trigger recognition of the gain. During 2004, we settled all accounts with the co-participant in July and thus reported the third quarter gain.

-- Components of the gain.

The components of the gain included:

Excess cash flow from the venture	$3,390,847
(1,795,696)
Fee income offset

Net excess cash flow from the venture	1,595,151

Assignment of accounts receivable	430,735

Cash paid to co-participant	(350,000)

Liabilities assumed	(199,105)

Gain from settlement	$1,476,781

-- Conclusion

•	Re: Timing of Recognition of the Gain.

Clearly the $1,476,781 gain did not materialize until the dispute was resolved on July 14, 2004. There is no basis for recognizing the gain in any prior period. Thus we believe our accounting for the gain is proper as presented.

•	Re: Need for Additional Disclosures.

We believe our disclosures as presently presented are proper and adequate. In developing the Footnote 11 disclosure, we attempted to balance the competing objectives of informing the reader of our financial statements with preserving the confidentially of our strategy for resolving this dispute. First we determined what was critical information for the reader. We believe the reader is most interested in (a) was the dispute resolved and (b) did any one-time items result? We disclosed this information. We also disclosed (1) the history leading up to the suit, (2) the amount of cash paid out, (3) the fact that we were relieved of “any cash obligations otherwise due the joint venture” and (4) the fact we assumed venture receivables and payables. The amount of receivables and payables assumed to resolve this dispute is not material when compared to the Company’s total accounts receivable and accounts payable, which are each in excess of $160 million. We do not believe that expanding our present disclosure would change the reader’s decision making process for assessing our financial position. In contrast, we have other dealings with the co-participant outside the joint venture and we believe it’s in the Company’s best interest to leave the disclosure as presented.

•	Re: Reference to Cost of Sales.

Regarding the reference to “cost of sales”, in future filings we will correct the reference to read “marketing costs and expenses”. In general, we hope with the supplemental information presented herein, you will concur with our conclusions.

Other Matters

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff. Please contact me at (713) 881-3673 if we can be of further assistance to the SEC staff in reviewing this letter.

                                            ADAMS RESOURCES & ENERGY, INC.

                                            By: ______________________
    Richard B. Abshire
                                       Chief Financial Officer